Exhibit 99.63

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street W
Toronto, ON, Canada M5H 3Y4
T416.367.6000
F416.367.6749
blg.com

July 13, 2012

VIA SEDAR

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Business Acquisition Report of Energy Fuels Inc. (the “Company”) dated July 3,
2012 (the “Business Acquisition Report”)
SEDAR Project # 1929692

On July 3, 2012 we filed, on behalf of the Company, the Business Acquisition Report (SEDAR Project # 1929692.)

Subsequently, we are filing a revised Business Acquisition Report. This covering letter has been added as a cover page to the Business Acquisition Report and the Business Acquisition Report has been revised to include the corrected audited consolidated financial statements of White Canyon Uranium Limited as at and for the years ended June 30, 2011 and June 30, 2010 (Schedule C to the Business Acquisition Report). We have also provided additional details with respect to the basis of presentation of the financial statements under the heading “Item 3 – Financial Statements” in the Business Acquisition Report.

These are the only differences to the document from the version filed July 3, 2012.

Please do not hesitate to contact us should you have any concerns with respect to this filing.

Yours very truly,

BORDEN LADNER GERVAIS LLP

(Signed) “Borden Ladner Gervais LLP”

Lawyers | Patent & Trade-mark Agents

ENERGY FUELS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario M5C 2B6

Energy Fuels Inc. is referred to in this Report as “EFI” or the “Company”.

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Report:

Jeffrey L. Vigil Chief Financial Officer Telephone: (303) 974-2140

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

EFI acquired from Denison Mines Corp. (“Denison”) all of the outstanding shares of White Canyon Uranium Limited (“White Canyon”) and Denison Mines Holdings Corp. (“DMHC”) (other than shares of DMHC held by White Canyon) (collectively, the “Purchased Shares”), as well as all of the inter-company debt owed by DMHC, White Canyon and their subsidiaries (collectively, the “Denison US Mining Group”) to Denison and its affiliates (other than members of the Denison US Mining Group) (the “Acquired Debt”). The transaction was effected by way of a Plan of Arrangement under the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to an arrangement agreement dated as of May 23, 2012 (the “Arrangement Agreement”) between EFI and Denison.

Further details regarding the Arrangement and the Denison US Mining Group can be found in the management information circular of EFI dated May 28, 2012 distributed in respect of the special meeting of shareholders held on June 25, 2012, and in the material change report of EFI dated July 3, 2012, each of which has been filed on SEDAR and is available at www.sedar.com.

2.2	Date of Acquisition

The acquisition was completed on June 29, 2012.

2.3	Consideration

Pursuant to the Arrangement: (i) EFI paid $10 cash to Denison for the Purchased Shares; (ii) issued a promissory note to Denison for the Acquired Debt, which promissory note was assigned by Denison to shareholders of Denison on a pro rata basis; (iii) EFI issued an aggregate of 425,440,872 common shares to the shareholders of Denison, on the basis of approximately 1.106 common shares of EFI for each Denison common share held, in full satisfaction of the promissory note. Immediately following completion of the Arrangement, Denison shareholders in aggregate owned approximately 63% of the issued and outstanding common shares of EFI.

2.4	Effect on Financial Position

The Company currently has no plans or proposals for material changes in the business affairs of EFI, DMHC, or White Canyon which may have a significant effect on the results of operations or financial position of EFI. The effect of the acquisition of DMHC on EFI’s financial position is outlined in the unaudited pro forma financial statements attached as Schedule “D” hereto.

2.5	Prior Valuations

No valuation opinions were obtained by EFI or, to the knowledge of EFI, by Denison, within the 12 months preceding the date of the Acquisition. EFI obtained a fairness opinion in respect of the Acquisition, a copy of which was attached as a schedule to the management information circular of EFI dated May 28, 2012 which was filed by EFI on www.sedar.com on June 4, 2012.

2.6	Parties to Transaction

The Acquisition was not with informed persons, associates or affiliates of EFI. At completion of the Acquisition, EFI appointed two Denison representatives to the EFI Board.

2.7	Date of Report

July 3, 2012

Item 3 – Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are attached hereto as follows.

(a)

Audited consolidated financial statements of DMHC as at and for the years ended December 31, 2011 and December 31, 2010, prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), attached hereto as Schedule “A”;

(b)

Unaudited condensed interim consolidated financial statements of DMHC as at and for the three months ended March 31, 2012 and March 31, 2011, prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, attached hereto as Schedule “B”;

(c)

The financial report (the “Financial Report”) of White Canyon, including the Audited consolidated financial statements as at and for the years ended June 30, 2011 and June 30, 2010, prepared in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporation Act 2001, is attached hereto as Schedule “C”. The Financial Report complies with all Australian equivalents to IFRS in their entirety. Compliance with Australian equivalents to IFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS. The audit in respect of the 12 months ended 30 June 2011 and 30 June 2010 was completed in accordance with Australian Auditing Standards and International Standards on Auditing; and
(d)

Unaudited pro forma condensed consolidated statements of financial position as at September 30, 2011, the unaudited pro forma condensed consolidated statements of comprehensive loss for the year ended September 30, 2011, and the unaudited pro forma condensed consolidated statements of comprehensive income loss for the six months ended March 31, 2012 of EFI, attached hereto as Schedule “D”.

The auditors of DMHC and White Canyon have not given their consent to the inclusion of their audit report in this Report.

INDEPENDENT AUDITOR’S REPORT

To the Directors of Denison Mines Holdings Corp.

We have audited the accompanying consolidated financial statements of Denison Mines Holdings Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flow for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Holdings Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its results of operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with IFRS.

Original signed by “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants
May 22, 2012

DENISON MINES HOLDINGS CORP.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	At December 31	At December 31	At January 1
	2011	2010	2010
ASSETS
Current
Cash	$230	$9,551	$232
Trade and other receivables (note 6)	7,940	14,892	2,279
Inventories (note 7)	34,496	26,368	31,228
Prepaid expenses and other	1,120	1,221	938
	43,786	52,032	34,677
Non-Current
Investments	46	200	117
Restricted cash and investments (note 8)	24,651	20,315	19,564
Property, plant and equipment (note 9)	80,678	94,400	79,948
Long-term receivables (note 15)	9,595	9,151	8,525
Total assets	$158,756	$176,098	$142,831

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,462	$8,926	$6,562
Current portion of long-term liabilities:
Deferred revenue	893	-	-
	8,355	8,926	6,562
Non-Current
Deferred revenue	-	3,339	3,186
Debt obligations (note 15)	116,755	103,993	100,322
Reclamation obligations (note 11)	7,140	6,383	8,609
Other liabilities (note 15)	2,035	1,810	100
Total liabilities	134,285	124,451	118,779

EQUITY
Share capital (note 13)	191,164	128,894	117,450
Deficit	(166,739)	(77,447)	(93,515)
Accumulated other comprehensive income	46	200	117
Total equity	24,471	51,647	24,052
Total liabilities and equity	$158,756	$176,098	$142,831

Commitments and contingencies (note 17)
Subsequent events (note 18)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Original signed by “Ron F. Hochstein”	Original signed by “David C. Frydenlund”
Director	Director

DENISON MINES HOLDINGS CORP.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
	2011	2010

REVENUES (note 14)	$71,003	$79,142

EXPENSES
Operating expenses (note 14)	(76,245)	(66,602)
Mineral property exploration	(678)	(566)
General and administrative	(5,253)	(5,276)
Goodwill impairment (note 10)	(32,625)	-
Impairment of property, plant and equipment (note 9)	(44,079)	-
Other income (note 14)	912	11,566
	(157,968)	(60,878)
Income (loss) before finance charges	(86,965)	18,264

Finance expense (note 14)	(1,736)	(1,728)
Income (loss) before taxes	(88,701)	16,536

Income tax recovery (expense) (note 12):
Current	(26)	(468)
Deferred	(565)	-
Net income (loss) for the period	$(89,292)	$16,068

Comprehensive income (loss):
Unrealized gain (loss) on investments	(154)	83
Comprehensive income (loss) for the period	$(89,446)	$16,151

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
	2011	2010

Share capital
Balance-beginning of period	$128,894	$117,450
Capital contribution	-	11,444
Share issues	62,270	-
Balance-end of period	191,164	128,894

Deficit
Balance-beginning of period	(77,447)	(93,515)
Net income (loss)	(89,292)	16,068
Balance-end of period	(166,739)	(77,447)

Accumulated other comprehensive income
Balance-beginning of period	200	117
Unrealized gain (loss) on investments	(154)	83
Balance–end of period	46	200

Total Equity
Balance-beginning of period	$51,647	$24,052
Balance-end of period	$24,471	$51,647

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
CASH PROVIDED BY (USED IN):	2011	2010

OPERATING ACTIVITIES
Net income (loss) for the period	$(89,292)	$16,068
Items not affecting cash:
Depletion, depreciation, amortization and accretion	33,934	30,803
Goodwill impairment	32,625	-
Impairment on property, plant and equipment	44,079	-
Losses (gains) on asset disposals	534	(56)
Gains on restricted investments	(401)	(207)
Non-cash inventory adjustments	150	(10,235)
Deferred income tax expense (recovery)	565	-
Change in non-cash working capital items (note 14):	(22,151)	(17,384)
Net cash provided by operating activities	43	18,989

INVESTING ACTIVITIES
Cash acquired from business transfer (note 5)	1,197	-
Decrease (increase) in notes receivable	784	(857)
Expenditures on property, plant and equipment	(20,352)	(23,494)
Proceeds on sale of property, plant and equipment	33	110
Increase in restricted cash and investments	(3,788)	(544)
Net cash used in investing activities	(22,126)	(24,785)

FINANCING ACTIVITIES
Increase in debt obligations	12,762	3,671
Capital contributions	-	11,444
Net cash provided by financing activities	12,762	15,115

Increase (decrease) in cash	(9,321)	9,319
Cash, beginning of period	9,551	232
Cash, end of period	$230	$9,551

Supplemental cash flow disclosure:
Interest paid	1,809	1,658
Income taxes paid (recovered)	$25	$(1,386)

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.
Notes to the consolidated financial statements for the years ended December 31, 2011 and 2010
(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Holdings Corp. and its subsidiary companies (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and has interests in a number of nearby mines. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co- product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Holdings Corp. (“DMHC”) is incorporated in the State of Delaware and domiciled in the United States. The address of its registered head office is 1050 17th Street, Suite 950, Denver, Colorado, United States, 80265. The Company is a wholly owned subsidiary of Denison Mines Corp. (the “Parent”), which holds all of the Company’s common shares either directly or indirectly through White Canyon Uranium Limited (“WCU”), another subsidiary of the Parent. The Parent is a publicly listed corporation incorporated under the Business Corporations Act (Ontario) and domiciled in Canada.

References to “2011” and “2010” refer to the year ended December 31, 2011 and the year ended December 31, 2010 respectively.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

The consolidated financial statements are the Company’s first annual financial statements and have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All adjustments considered necessary by management for fair presentation have been included in these financial statements.

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on May 22, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company consolidate the accounts of DMHC and its subsidiaries. Subsidiaries are those entities which DMHC controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether DMHC controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by DMHC and are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMHC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. The U.S. dollar has been determined to be the functional currency for the Company and its subsidiaries.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash

Cash includes cash on hand and deposits held with banks which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

  “Restricted cash and investments” are classified as FVPL and any period change in fair value is recorded through the results from operations.

  The Company’s current holdings of equity instruments in “Investments” are classified as available-for- sale and any period change in fair value is recorded through other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in the results of operations in the period of impairment.

  “Cash”, “Trade and other receivables” and “Long-term receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

  “Accounts payable and accrued liabilities”, “Debt obligations” and “Other liabilities” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income, as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

•	Buildings	15 years;
•	Production machinery and equipment	5 - 7 years;
•	Other	3 - 5 years.

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment losses are recognized in the statement of income when recognized. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists.

(l)	Reclamation provisions

Reclamation provisions are any legal and constructive obligation related to the retirement of tangible long- lived assets and are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related assets and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(m)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(n)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(o)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

(p)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(q)	Accounting standards issued but not yet applied

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact of the following pronouncements or whether to early adopt any of the new requirements:

(i)	International Financial Reporting Standard 7, Financial Instruments - Disclosure (“IFRS 7”)

IFRS 7 was amended to provide guidelines on the eligibility criteria for offsetting assets and liabilities as a single net amount in the balance sheet. This amendment is effective for annual periods beginning on or after January 1, 2013.

(ii)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

(iii)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date. This standard is effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted.

(vii)	International Accounting Standard 32, Financial Instruments - Presentation (“IAS 32”)

IAS 32 was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required. Earlier application is permitted.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Long-lived Assets

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company reviews goodwill at least annually. The Company has estimated the fair value of operating segments to which goodwill is allocated using discounted cash flow models that require assumptions about future cash flows, expenditures and an assumed discount rate. Changes in these estimates could have a material impact on the carrying value of the goodwill.

(c)	Inventory

The Company values its concentrate, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form. These estimates are subject to change from period-to-period that may materially impact the carrying value of the Company’s inventories resulting in inventory write-downs and recoveries.

(d)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

(f)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	TRANSFER OF URANIUM ENERGY CORPORATION

On June 17, 2011, the Parent’s offer to acquire all of the outstanding shares of WCU closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011.

WCU’s key assets were held through its subsidiary, Uranium Energy Corporation (“UEC”) which had assets located in southeastern Utah, near the Company’s White Mesa mill. Its holdings comprised 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects. UEC commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

On September 1, 2011, as a result of a group reorganization, the ownership of UEC was transferred from WCU to the Company. Consideration of 4.7 shares valued at $62,270,000 was paid to WCU in return for all of the outstanding shares of UEC.

The reorganization has been accounted for as a transfer of assets between entities under common control. Accordingly, the transaction is excluded from the scope of IFRS 3(R) Business Combinations and the Company has adopted the predecessor values method to account for the transaction. These financial statements have been presented with balance sheet amounts based on amounts recorded by the Parent on June 17, 2011 when the Parent acquired WCU and UEC. It is the Company's judgment that carrying values as of June 17, 2011 provide the most relevant and reliable information and should be used as the basis for valuation as it reflects that economically, nothing has changed regarding the assets as they were under the same common control both before and after the acquisition by the Company on September 1, 2011. The statement of comprehensive income (loss) includes the results of UEC from June 17, 2011.

The following table summarizes the consideration paid for UEC and the carrying value of assets acquired and liabilities assumed at the date of transfer:

UEC
Fair Value
(in thousands)	June 17, 2011

Cash	$1,197
Inventories
Ore-in-stockpiles	3,711
Uranium concentrates and work-in-progress	584
Prepaid expenses and other	26
Restricted cash and investments	147
Property, plant and equipment
Plant and equipment	26
Mineral properties	23,916
Deferred income tax asset	565
Goodwill	32,625
Total assets	62,797

Accounts payable and accrued liabilities	446
Reclamation obligations	81
Total liabilities	527
Total consideration	$62,270

During 2011, the Company recorded an impairment charge of $32,625,000 related to the goodwill recognized in the UEC business transfer (see notes 9 and 10).

The consolidated statement of comprehensive income (loss) for 2011 includes the following with respect to the operations of UEC:

(in thousands)	Year Ended
December 31
2011

Operating expenses	$24
General and administrative	(45)
Goodwill impairment	(32,625)
Impairment of property, plant and equipment	(7,834)
Other income	2
Income tax recovery (expense)	(565)
$(41,043)

The following unaudited pro forma summary presents the Company’s consolidated results as if UEC had been acquired on January 1, 2011. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

(in thousands)	Revenue	Net loss

As reported for the period	$71,003	$(89,292)
Adjustments to revenue (1)	7,142	-
Adjustments to net income (loss) (2)	-	(3,433)
Pro forma amounts for the period	$78,145	$(92,725)

(1)	Revenue adjustments include UEC’s revenue for the six month period ended June 30, 2011 adjusted to eliminate revenue transactions between the Company and UEC;
(2)

Net income (loss) adjustments include revenue adjustments above, UEC’s net income (loss) for the six month period ended June 30, 2011 and adjustments to UEC’s financial results to conform to Denison’s policy of expensing exploration.

6.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Trade receivables – mineral concentrate sales	$7,762	$3,115	$363
Trade receivables – other	105	4,814	-
Sundry receivables	-	6,106	1,916
Notes and lease receivables	73	857	-
	$7,940	$14,892	$2,279

7.	INVENTORIES

The inventories balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Uranium concentrates and work-in-progress (1)	$14,672	$5,987	$5,666
Vanadium concentrates and work-in-progress (2)	18	4,198	442
Inventory of ore in stockpiles	15,360	12,568	22,481
Mine and mill supplies	4,446	3,615	2,639
	$34,496	$26,368	$31,228

Inventories - by duration:
Current	$34,496	$26,368	$31,228
Long-term – ore in stockpiles	-	-	-
	$34,496	$26,368	$31,228

(1)	The uranium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $nil as at December 31, 2010 and $3,469,000 as at January 1, 2010.
(2)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $17,000 as at December 31, 2010 and $7,302,000 as at January 1, 2010.

Operating expenses include recoveries of $17,000 and $10,754,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the years ended December 2011 and December 2010, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Cash equivalents	$371	$6,459	$997
Investments	24,280	13,856	18,567
	$24,651	$20,315	$19,564

Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. In 2011, the Company deposited an additional $3,200,000 into its collateral account (2010: $nil).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Plant and equipment:
Cost	$82,138	$83,500	$77,526
Construction-in-progress	223	13,050	3,951
Accumulated depreciation	(42,448)	(32,131)	(20,649)
Net book value	$39,913	$64,419	$60,828

Mineral properties:
Cost	$48,018	$31,156	$19,120
Accumulated amortization	(7,253)	(1,175)	-
Net book value	$40,765	$29,981	$19,120

Net book value	$80,678	$94,400	$79,948

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance - January 1, 2010	$81,477	$(20,649)	$60,828
Additions	14,905	-	14,905
Depreciation	-	(11,551)	(11,551)
Disposals	(120)	66	(54)
Transfers	(3)	3	-
Reclamation adjustment	291	-	291
Balance - December 31, 2010	$96,550	$(32,131)	$64,419
Additions	6,830	-	6,830
Amortization	-	(59)	(59)
Business transfer (note 5)	70	(44)	26
Depreciation	-	(10,802)	(10,802)
Disposals	(1,095)	528	(567)
Reclamation adjustment	218	60	278
Impairment	(20,212)	-	(20,212)
Balance - December 31, 2011	$82,361	$(42,448)	$39,913

Mineral properties:
Balance - January 1, 2010	$19,120	$-	$19,120
Additions	12,036	-	12,036
Amortization	-	(1,175)	(1,175)
Balance - December 31, 2010	$31,156	$(1,175)	$29,981
Additions	16,813	-	16,813
Amortization	-	(6,078)	(6,078)
Business transfer (note 5)	23,916	-	23,916
Impairment	(23,867)	-	(23,867)
Balance - December 31, 2011	$48,018	$(7,253)	$40,765

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

Mineral Properties

The Company has various wholly owned interests in development and exploration projects located in the U.S. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

On September 1, 2011, the Company acquired certain uranium deposits located in the White Canyon district in Utah in conjunction with the group reorganization which transferred ownership of UEC to the Company (see note 5).

Impairment of Property, Plant and Equipment and Goodwill

As discussed in note 18, the Parent has entered into a proposed transaction with Energy Fuels Inc. (“EFR”) whereby EFR will acquire the Parent’s interest in the Company and WCU in exchange for 425,441,494 common shares of EFR.

The Company identified a potential impairment triggering event as a result of the Parent entering into the proposed transaction with EFR and has therefore undertaken an impairment test on its U.S. mining segment CGU as at December 31, 2011. The Company used a fair value less costs to sell analysis to determine the recoverable amount of this CGU based on the terms of the proposed transaction with EFR. For the purposes of the impairment test, the recoverable amount was based on 425,441,494 common shares of EFR to be received by the Parent and a volume weighted average share price for EFR shares of $0.30 per share.

In performing the impairment test, the Company concluded that the recoverable amount of the CGU was lower than the carrying value. As a result, the Company has recognized a goodwill impairment charge of $32,625,000 and an impairment loss of $44,079,000, allocated on a pro rata basis between plant and equipment and mineral property assets. Each $0.01 decrease (increase) in the EFR share price would have resulted in a corresponding $4,254,000 increase (decrease) in the impairment charge for the CGU.

10.	GOODWILL

The goodwill continuity summary is as follows:

	December 31,	December 31,	January 1
(in thousands)	2011	2010	2010

Balance - beginning of period	$-	$-	$-
Business transfer (note 5)	32,625	-	-
Impairment charge	(32,625)	-	-
Balance - end of period	$-	$-	$-

The transfer of ownership of UEC in 2011 from WCU to the Company was accounted for using the predecessor values method (see note 5) which included goodwill of $32,625,000.

Goodwill impairment

The Company performs an impairment test annually or any time there are impairment indicators for the carrying amounts of its CGUs. Where a CGU has goodwill allocated to it, the goodwill in that CGU must be tested annually for impairment.

As discussed in note 9, the Company performed an impairment test on its U.S. mining segment CGU as at December 31, 2011 using a fair value less costs to sell analysis based on the terms of the proposed transaction with EFR. As a result, the Company has recognized an impairment loss of $32,625,000.

11.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010

Reclamation liability	$7,140	$6,383	$8,609
	$7,140	$6,383	$8,609

Reclamation and remediation liability - by duration:
Current	-	-	-
Non-current	7,140	6,383	8,609
	$7,140	$6,383	$8,609

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance - January 1, 2010	$8,609
Accretion	636
Liability adjustments-income statement	(3,152)
Liability adjustments-balance sheet	290
Balance - December 31, 2010	$6,383
Accretion	440
Business transfer (see note 5)	81
Liability adjustments-income statement	(42)
Liability adjustments-balance sheet	278
Balance - December 31, 2011	$7,140

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67% (2010: 6.19% to 7.17%) . As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $23,082,000 (December 31, 2010: $22,318,000). Reclamation costs are expected to be incurred between 2013 and 2040.

12.	INCOME TAXES

The income tax recovery (expense) balance consists of:

(in thousands)	2011	2010

Current income tax:
Based on taxable income for the period	$-	$-
Prior period (under) over provision	(26)	(468)
	(26)	(468)
Deferred income tax:
Write off of UEC tax asset	(565)	-
	(565)	-
Income tax expense	$(591)	$(468)

The Company operates in multiple jurisdictions, and the related income is subject to varying rates of taxation. The combined tax rate reflects the federal and state tax rates in effect in Colorado, United States for each applicable year. A reconciliation of the combined tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2011	2010

Income (loss) before taxes	$(88,701)	$16,536
Combined federal and state tax rate	38.01%	38.01%
Income tax recovery (expense) at combined rate	33,715	(6,285)
Difference in state tax rates	3,397	(542)
Non-deductible amounts	(13,712)	(63)
Change in deferred tax assets not recognized	(24,451)	7,771
Prior year (under) over provision	(26)	(468)
Other	486	(881)
Income tax expense	$(591)	$(468)

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	December 31,	December 31,	January 1,
(in thousands)	2011	2010	2010

Deferred income tax assets:
Deferred revenue	$373	$1,378	$-
Reclamation and remediation obligations	2,987	2,635	-
Tax loss carry forwards	3,972	12,480	-
Other	222	178	48
Deferred income tax assets-gross	7,554	16,671	48
Set-off against deferred income tax liabilities	(7,554)	(16,671)	(48)
Deferred income tax assets-per balance sheet	$-	$-	$-

Deferred income tax liabilities:
Inventory	$(1,268)	$(2,113)	$-
Investments	(19)	(83)	(48)
Property, plant and equipment	(5,744)	(14,123)	-
Other	(523)	(352)	-
Deferred income tax liabilities-gross	(7,554)	(16,671)	(48)
Set-off of deferred income tax assets	7,554	16,671	48
Deferred income tax liabilities-per balance sheet	$-	$-	$-

The deferred income tax liability continuity summary is as follows:

(in thousands)

Balance - January 1, 2010 and December 31, 2010	$-
Recognized in profit/loss	(565)
Acquired in business transfer (note 5)	565
Balance - December 31, 2011	$-

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	December 31	December 31	January 1
(in thousands)	2011	2010	2010

Deferred income tax assets not recognized
Tax losses	$58,905	$34,455	$34,071
Deductible temporary differences	-	-	8,155
Deferred income tax assets not recognized	$58,905	$34,455	$42,226

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	December 31	December 31	January 1
(in thousands)	Date	2011	2010	2010

Tax losses - gross
United States	2026-2031	$150,281	$113,709	$83,406
Tax losses - gross		150,281	113,709	83,406
Tax benefit at tax rate of 40.85% - 41.84%		62,877	46,935	34,071
Set-off against deferred tax liabilities		(3,972)	(12,480)	-
Total tax loss assets not recognized		$58,905	$34,455	$34,071

Tax credits
United States	Unlimited	$-	$-	$339
Total tax credit assets not recognized		$-	$-	$339

13.	SHARE CAPITAL

The Company is authorized to issue 5,000 preferred shares with a par value of $1,000 and 100 common shares without par value. A continuity summary of the issued and outstanding shares and the associated dollar amounts is presented below:

	Number of	Preferred	Number of	Common
	Preferred	Shares	Common	Shares
(in thousands except share amounts)	Shares (1)	Amount	Shares	Amount

Balance at January 1, 2010	2,000	$2,000	11.0	$115,450
Capital contributions	-	-	-	11,444
Balance at December 31, 2010	2,000	$2,000	11.0	$126,894
Business transfer (note 5)	-	-	4.7	62,270
Balance at December 31, 2011	2,000	$2,000	15.7	$189,164

(1)

The Parent holds all of the Company’s preferred shares. These preferred shares have no voting rights, are redeemable on demand, and are entitled to receive cumulative dividends at the rate of 7% per annum, payable quarterly out of the earnings of the Company, when declared by the Board of Directors. The Parent has not and has no intention to exercise any of its rights with respect to its preferred share holdings, including the right to demand redemption of the shares and receive the cumulative dividends which would otherwise have arisen to date.

New issues

On September 1, 2011, as a result of a group reorganization, the Company issued 4.7 of its common shares valued at $62,270,000 in return for all of the outstanding shares of UEC (see note 5).

14.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Uranium concentrates	$56,148	$56,868
Vanadium concentrates	11,551	16,934
Commission fees	185	-
Alternate feed processing and other	3,119	5,340
Revenues	$71,003	$79,142

The components of operating expenses are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Cost of goods and services sold:
COGS – mineral concentrates	$(69,319)	$(72,785)
Operating Overheads:
Mining, other development expense	(40,469)	(28,084)
Milling, conversion expense	(55,249)	(42,761)
Mill feed cost:
-Stockpile depletion	(25,260)	(25,842)
-Mineral property amortization	(6,078)	(1,175)
Less absorption:
-Stockpiles, mineral properties	40,322	27,965
-Concentrates	81,397	64,399
Inventory–non-cash adjustments	(150)	10,235
Cost of goods and services sold	(74,806)	(68,048)
Reclamation obligations
Asset amortization	(59)	-
Liability adjustments	42	3,152
Selling expenses	(1,422)	(1,706)
Operating expenses	$(76,245)	$(66,602)

The components of other income are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Gains (losses) on:
Disposal of property, plant and equipment	$(534)	$56
Restricted cash and investments–fair value change	401	207
Contract settlement fee income (1)	-	11,000
Consulting income (note 16)	243	307
Other	802	(4)
Other income	$912	$11,566

(1)

In June 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee was payable in two instalments - $6,000,000 in June 2010 and $5,000,000 in March 2011. Both instalment payments have been received.

The components of finance expense are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Interest income	$614	$615
Interest expense	(1,910)	(1,707)
Accretion expense-reclamation obligations	(440)	(636)
Finance expense	$(1,736)	$(1,728)

A summary of depreciation expense recognized in the statement of operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Operating expenses:
Mining, other development expense	$(5,232)	$(5,300)
Milling, conversion expense	(5,524)	(6,233)
General and administrative	(46)	(18)
Depreciation expense - gross	$(10,802)	$(11,551)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Salaries and short-term employee benefits	$(21,590)	$(20,080)
Employee benefits expense	$(21,590)	$(20,080)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Change in non-cash working capital items:
Trade and other receivables	$6,168	$(11,756)
Inventories	(23,871)	(8,945)
Prepaid expenses and other assets	127	(283)
Long-term receivables	(444)	(626)
Accounts payable and accrued liabilities	(1,910)	2,364
Deferred revenue	(2,446)	152
Other liabilities	225	1,710
Change in non-cash working capital items	$(22,151)	$(17,384)

15.	RELATED PARTY TRANSACTIONS

	December 31	December 31	January 1
(in thousands)	2011	2010	2010

Long-term receivables:
Receivable from Denison Mines (Bermuda) I Ltd.	$9,595	$9,151	$8,525
Total long-term receivables	9,595	9,151	8,525

Accounts payable and accrued liabilities:
Due to Parent	(530)	(429)	(381)
Total accounts payable and accrued liabilities	(530)	(429)	(381)

Debt obligations:
Due to Parent	(116,755)	(103,993)	(100,322)
Total debt obligations	(116,755)	(103,993)	(100,322)

Other liabilities:
Due to Denison Mines Inc.	(1,935)	(1,710)	-
Total other liabilities	(1,935)	(1,710)	-
Net amounts due to related parties	$(109,625)	$(96,981)	$(92,178)

Denison Mines Corp.

The Company’s operations are funded by its Parent through cash advances, debt obligations and capital contributions. The Company is a party to a revolving credit facility (the “Facility”) with the Parent for up to $125,000,000 subject to an interest rate of LIBOR plus 1.2% . In 2011, the Company drew $12,762,000 on the Facility (2010: $3,671,000), increasing the debt obligation to $116,755,000 at December 31, 2011 (December 31, 2010: $103,993,000). Interest charged on this Facility totaled $1,819,000 in 2011 (2010: $1,707,000) with interest payable of $530,000 at December 31, 2011 (December 31, 2010: $429,000). The maturity date of the Facility is January 1, 2013.

The Company sold 233,000 pounds of U3O8 to its Parent at a fair value of $14,215,000 in 2011 and 207,000 pounds of U3O8 at a fair value of $11,399,000 in 2010.

The Parent also provided capital contributions of $nil in 2011 (2010: $11,444,000).

The Company has pledged of all of its shares in its material subsidiaries and a first-priority security interest in all of its present and future personal property as collateral for a revolving term credit facility held by the Parent with the Bank of Nova Scotia. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

Denison Mines Inc.

The Company purchased from Denison Mines Inc. (“DMI”), a subsidiary of the Parent, 2,800 pounds of U3O8 for $104,000 in April 2011, equivalent to DMI’s book value of the U3O8 on the purchase date. The Company also purchased 30,000 pounds of U3O8 from DMI in March 2010 for $1,710,000, the fair value of the U3O8 on the purchase date.

In 2011, DMI also paid letter of credit fees amounting to $121,000 on behalf of the Company, to facilitate a loan of 150,000 pounds of U3O8 from Uranium Participation Corporation (“UPC”), a company managed by DMI in January 2011.

Consideration of $1,935,000 for these purchases and fees remains payable to DMI at December 31, 2011 (December 31, 2010: $1,710,000).

Denison Mines (Bermuda) I Ltd.

Denison Mines (Bermuda) I Ltd. (“DMB”) is a wholly owned subsidiary of the Parent. The Company earns consulting income from and makes payments on behalf of DMB and its subsidiaries in support of its Gurvan Saihan Joint Venture in Mongolia. Consulting income of $243,000 was earned in 2011 (2010: $307,000) and payments totaling $201,000 were made in 2011 (2010: $419,000). Receivable balances from DMB and its subsidiaries totaled $9,595,000 at December 31, 2011 (December 31, 2010: $9,151,000).

Uranium Participation Corporation

On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC, a company managed by DMI. The loan was made pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, DMI issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the Company repaid 150,000 pounds of U3O8 to UPC. Loan fees incurred by the Company under the agreement were $91,000. In 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010

Salaries and short-term employee benefits	$806	$949
Key management personnel compensation	$806	$949

16.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks: credit risk, liquidity risk, interest rate risk, and price risk. The source of risk exposure and how each is managed is outlined below:

(a) Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount its cash, trade and other receivables, restricted cash and investments, and long-term receivables represent its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	December 31	December 31	January 1
(in thousands)	2011	2010	2010

Cash	$230	$9,551	$232
Trade and other receivables	7,940	14,892	2,279
Restricted cash and investments	24,651	20,315	19,564
Long-term receivables	9,595	9,151	8,525
	$42,416	$53,909	$28,716

The Company limits cash and restricted cash and investment risk by dealing with credit worthy financial institutions.

Typically, the majority of the Company’s trade and other receivables balance is related to the sale of mineral concentrates. These sales typically occur to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

Long-term receivables are comprised of amounts receivable from related parties. Operations of these related parties are ultimately funded by the Parent therefore risk of loss from these receivables is limited.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities. The Company’s operations are funded through cash advances, debt obligations and capital contributions from its Parent. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities	$7,462	$-
Debt obligations (note 15)	-	116,755
	$7,462	$116,755

(c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(d) Price Risk

The Company is exposed to commodity price risk on the commodities it produces and sells. The impact on income (loss) before tax from a 10% increase in the spot prices at December 31, 2011, with all other variables held constant, is as follows:

	Dec.31’2011	Sensitivity
	USD$	USD$ spot	Change in
	spot price	price per	pre-tax net
(in thousands except commodity prices)	per lb	lb increase	income (loss)

Commodity price risk
Uranium	51.75	5.175	$3,756
Vanadium	5.75	0.575	1,005
			$4,761

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2011:

	Financial	Fair	December 31, 2011
	Instrument	Value	Fair	Carrying
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash	Category C		$230	$230
Trade and other receivables	Category C		7,940	7,940
Investments	Category B	Level 1	46	46
Restricted cash and equivalents	Category A	Level 1	24,651	24,651
Long-term receivables	Category C		9,595	9,595
			$42,462	$42,462

Financial Liabilities:
Account payable and accrued liabilities	Category D		7,462	7,462
Debt obligations	Category D		116,755	116,755
Other liabilities	Category D		1,935	1,935
			$126,152	$126,152

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Loans and receivables; and Category D=Financial liabilities at amortized cost.

17.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2011, the Company had outstanding bonds of $23,526,000, collateralized by restricted cash and investments of $24,651,000 (see note 8).

Others

The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)

2012	$7,256
2013	3,360
2014	1,624
2015	366
2016	63
2017 and thereafter	-
$12,669

18.	SUBSEQUENT EVENTS

On April 16, 2012, the Parent entered into a Letter Agreement to complete a transaction with EFR whereby EFR will acquire the Parent’s entire interest in the Company and WCU in exchange for 425,441,494 common shares of EFR. Immediately following the closing of the transaction, the Company is expected to become a wholly- owned subsidiary of EFR. Completion of the transaction is subject to a number of conditions and contingencies, and is anticipated to be closed by the end of June 2012.

DENISON MINES HOLDINGS CORP.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)
	At March 31	At December 31
	2012	2011
ASSETS
Current
Cash	$282	$230
Trade and other receivables (note 4)	16,494	7,940
Inventories (note 5)	33,164	34,496
Prepaid expenses and other	856	1,120
	50,796	43,786
Non-Current
Investments	50	46
Restricted cash and investments (note 6)	24,669	24,651
Property, plant and equipment (note 7)	82,251	80,678
Long-term receivables (note 11)	9,616	9,595
Total assets	$167,382	$158,756

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,613	$7,462
Current portion of long-term liabilities:
Deferred revenue	1,150	893
Debt obligations (note 11)	124,625	-
	132,388	8,355
Non-Current
Debt obligations (note 11)	-	116,755
Reclamation obligations (note 8)	7,238	7,140
Other liabilities (note 11)	2,035	2,035
Total liabilities	141,661	134,285

EQUITY
Share capital (note 9)	191,164	191,164
Deficit	(165,493)	(166,739)
Accumulated other comprehensive income	50	46
Total equity	25,721	24,471
Total liabilities and equity	$167,382	$158,756

Commitments and contingencies (note 12)
Subsequent events (note 13)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.
Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2012	2011

REVENUES (note 10)	$22,755	$22,733

EXPENSES
Operating expenses (note 10)	(19,163)	(22,211)
Mineral property exploration	(15)	(36)
General and administrative	(1,715)	(1,269)
Other income (expense) (note 10)	(143)	689
	(21,036)	(22,827)
Income (loss) before finance charges	1,719	(94)

Finance expense (note 10)	(473)	(471)
Income (loss) before taxes	1,246	(565)

Income tax expense	-	-
Net income (loss) for the period	$1,246	$(565)

Comprehensive income (loss):
Unrealized gain (loss) on investments	4	(53)
Comprehensive income (loss) for the period	$1,250	$(618)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2012	2011

Share capital
Balance-beginning of period	$191,164	$128,894
Share issues-net of issue costs	-	-
Balance-end of period	191,164	128,894

Deficit
Balance-beginning of period	(166,739)	(77,447)
Net income (loss)	1,246	(565)
Balance-end of period	(165,493)	(78,012)

Accumulated other comprehensive income
Balance-beginning of period	46	200
Unrealized gain (loss) on investments	4	(53)
Balance-end of period	50	147

Total Equity
Balance-beginning of period	$24,471	$51,647
Balance-end of period	$25,721	$51,029

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.
Condensed Interim Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2012	2011

OPERATING ACTIVITIES
Net income (loss) for the period	$1,246	$(565)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	10,765	8,971
Losses on asset disposals	-	8
Gains on restricted investments	135	127
Non-cash inventory adjustments	(27)	1,374
Deferred income tax expense (recovery)	-	-
Change in non-cash working capital items (note 10):	(14,624)	(759)
Net cash provided by (used in) operating activities	(2,505)	9,156

INVESTING ACTIVITIES
Decrease in notes receivable	9	759
Expenditures on property, plant and equipment	(5,169)	(5,048)
Increase in restricted cash and investments	(153)	(3,061)
Net cash used in investing activities	(5,313)	(7,350)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	7,870	(10,630)
Net cash provided by (used in) financing activities	7,870	(10,630)

Increase (decrease) in cash	52	(8,824)
Cash, beginning of period	230	9,551
Cash, end of period	$282	$727

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.
Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012 and 2011
(Unaudited - Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Holdings Corp. and its subsidiary companies (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and has interests in a number of nearby mines. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co- product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Holdings Corp. (“DMHC”) is incorporated in the State of Delaware and domiciled in the United States. The address of its registered head office is 1050 17th Street, Suite 950, Denver, Colorado, United States, 80265. The Company is a wholly owned subsidiary of Denison Mines Corp. (the “Parent”), which holds all of the Company’s common shares either directly or indirectly through White Canyon Uranium Limited (“WCU”), another subsidiary of the Parent. The Parent is a publicly listed corporation incorporated under the Business Corporations Act (Ontario) and domiciled in Canada.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011.

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on May 22, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements for the year ended December 31, 2011.

4.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011

Trade receivables - mineral concentrate sales	$16,226	$7,762
Trade receivables - other	56	105
Sundry receivables	148	-
Notes and lease receivables	64	73
	$16,494	$7,940

5.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011

Uranium concentrates and work-in-progress	$12,283	$14,672
Vanadium concentrates and work-in-progress	18	18
Inventory of ore in stockpiles	17,581	15,360
Mine and mill supplies	3,282	4,446
	$33,164	$34,496

Inventories - by duration:
Current	$33,164	$34,496
Long-term - ore in stockpiles	-	-
	$33,164	$34,496

Operating expenses include write-downs of $nil and $868,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the three months ended March 2012 and March 2011, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

6.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011

Cash equivalents	$564	$371
Investments	24,105	24,280
	$24,669	$24,651

Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. During the three months ended March 31, 2012, the Company deposited $nil into its collateral account.

7.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011

Plant and equipment:
Cost	$82,738	$82,138
Construction-in-progress	1,381	223
Accumulated depreciation	(44,919)	(42,448)
Net book value	$39,200	$39,913

Mineral properties:
Cost	$52,015	$48,018
Accumulated amortization	(8,964)	(7,253)
Net book value	$43,051	$40,765

Net book value	$82,251	$80,678

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance - December 31, 2011	$82,361	$(42,448)	$39,913
Additions	1,844	-	1,844
Amortization	-	(11)	(11)
Depreciation	-	(2,546)	(2,546)
Disposals	(86)	86	-
Balance - March 31, 2012	$84,119	$(44,919)	$39,200

Mineral properties:
Balance - December 31, 2011	$48,018	$(7,253)	$40,765
Additions	3,997	-	3,997
Amortization	-	(1,711)	(1,711)
Balance - March 31, 2012	$52,015	$(8,964)	$43,051

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

Mineral Properties

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

8.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011

Reclamation liability	$7,238	$7,140
	$7,238	$7,140

Reclamation and remediation liability - by duration:
Current	-	-
Non-current	7,238	7,140
	$7,238	$7,140

The reclamation obligations continuity summary is as follows:

(in thousands)

Balance - December 31, 2011	$7,140
Accretion	98
Balance - March 31, 2012	$7,238

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs was $23,082,000. Reclamation costs are expected to be incurred between 2013 and 2040.

9.	SHARE CAPITAL

The Company is authorized to issue 5,000 preferred shares with a par value of $1,000 and 100 common shares without par value. A continuity summary of the issued and outstanding shares and the associated dollar amounts is presented below:

	Number of	Preferred	Number of	Common
	Preferred	Shares	Common	Shares
(in thousands except share amounts)	Shares (1)	Amount	Shares	Amount

Balance at December 31, 2011 and March 31, 2012	2,000	$2,000	15.7	$189,164

(1)

The Parent holds all of the Company’s preferred shares. These preferred shares have no voting rights, are redeemable on demand, and are entitled to receive cumulative dividends at the rate of 7% per annum, payable quarterly out of the earnings of the Company, when declared by the Board of Directors. The Parent has not and has no intention to exercise any of its rights with respect to its preferred share holdings, including the right to demand redemption of the shares and receive the cumulative dividends which would otherwise have arisen to date.

10.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Uranium concentrates	$22,703	$16,870
Vanadium concentrates	-	5,579
Commission fees	-	185
Alternate feed processing and other	52	99
Revenues	$22,755	$22,733

The components of operating expenses are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Cost of goods and services sold:
COGS – mineral concentrates	$(18,824)	$(20,253)
Operating Overheads:
Mining, other development expense	(11,835)	(9,137)
Milling, conversion expense	(9,246)	(27,220)
Mill feed cost:
-Stockpile depletion	(5,582)	(8,623)
-Mineral property amortization	(1,711)	(764)
Less absorption:
-Stockpiles, mineral properties	11,798	9,111
-Concentrates	16,435	36,485
Inventory–non-cash adjustments	27	(1,374)
Cost of goods and services sold	(18,938)	(21,775)
Reclamation obligations
Asset amortization	(11)	(15)
Liability adjustments	-	-
Selling expenses	(214)	(421)
Operating expenses	$(19,163)	$(22,211)

The components of other income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Gains (losses) on:
Disposal of property, plant and equipment	$-	$(7)
Restricted cash and investments-fair value change	(135)	(127)
Other	(8)	823
Other income (expense)	$(143)	$689

The components of finance expense are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Interest income	$155	$125
Interest expense	(530)	(486)
Accretion expense-reclamation obligations	(98)	(110)
Finance expense	$(473)	$(471)

A summary of depreciation expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Operating expenses:
Mining, other development expense	$(1,261)	$(1,289)
Milling, conversion expense	(1,264)	(1,543)
General and administrative	(21)	(5)
Depreciation expense - gross	$(2,546)	$(2,837)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Salaries and short-term employee benefits	$(6,241)	$(5,003)
Employee benefits expense	$(6,241)	$(5,003)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Change in non-cash working capital items:
Trade and other receivables	$(8,563)	$10,827
Inventories	(5,712)	(11,370)
Prepaid expenses and other assets	264	259
Long-term receivables	(21)	(31)
Accounts payable and accrued liabilities	(849)	(604)
Deferred revenue	257	160
Change in non-cash working capital items	$(14,624)	$(759)

11.	RELATED PARTY TRANSACTIONS

	March 31	December 31
(in thousands)	2012	2011

Long-term receivables:
Receivable from Denison Mines (Bermuda) I Ltd.	$9,616	$9,595
Total long-term receivables	9,616	9,595

Accounts payable and accrued liabilities:
Due to Parent	(1,062)	(530)
Total accounts payable and accrued liabilities	(1,062)	(530)

Debt obligations:
Due to Parent	(124,625)	(116,755)
Total debt obligations	(124,625)	(116,755)

Other liabilities:
Due to Denison Mines Inc.	(1,935)	(1,935)
Total other liabilities	(1,935)	(1,935)
Net amounts due to related parties	$(118,006)	$(109,625)

Denison Mines Corp.

The Company’s operations are funded by its Parent through cash advances, debt obligations and capital contributions. The Company is a party to a revolving credit facility (the “Facility”) with the Parent for up to $125,000,000 subject to an interest rate of LIBOR plus 1.2% . During the three months ended March 31, 2012, the Company drew $7,870,000 on the Facility, increasing the debt obligation to $124,625,000 at March 31, 2012 (December 31, 2011: $116,755,000). Interest charged on this Facility totaled $532,000 in the three months ended March 31, 2012 with interest payable of $1,062,000 at March 31, 2012 (December 31, 2011: $530,000). The maturity date of the Facility is January 1, 2013.

No sales were made to the Parent in the three months ended March 31, 2012. The Company sold 117,000 pounds of U3O8 at a fair value of $7,178,000 to the Parent in the three months ended March 31, 2011.

The Company has pledged of all of its shares in its material subsidiaries and a first-priority security interest in all of its present and future personal property as collateral for a revolving term credit facility held by the Parent with the Bank of Nova Scotia. As at March 31, 2012, the Parent did not meet the minimum tangible net worth covenant. However, the Bank of Nova Scotia has waived this requirement and the Parent was not in default under the facility. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

Denison Mines Inc.

In prior periods, the Company purchased uranium from Denison Mines Inc. (“DMI”), a subsidiary of the Parent. DMI also made payments on behalf of the Company. Consideration of $1,935,000 for these uranium purchases and payments is payable to DMI at March 31, 2012 (December 31, 2011: $1,935,000).

Denison Mines (Bermuda) I Ltd.

Denison Mines (Bermuda) I Ltd. (“DMB”) is a wholly owned subsidiary of the Parent. The Company earns consulting income from and makes payments on behalf of DMB and its subsidiaries in support of its Gurvan Saihan Joint Venture in Mongolia. Payments totaling $21,000 were made on behalf of DMB and its subsidiaries in the three months ended March 31, 2012. Receivable balances from DMB and its subsidiaries totaled $9,616,000 at March 31, 2012 (December 31, 2011: $9,595,000).

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011

Salaries and short-term employee benefits	$299	$182
Key management personnel compensation	$299	$182

12.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at March 31, 2012, the Company had outstanding bonds of $23,699,000 (December 31, 2011: $23,526,000), collateralized by restricted cash and investments of $24,669,000 (see note 6).

13.	SUBSEQUENT EVENTS

On April16, 2012, the Parent entered into a Letter Agreement to complete a transaction with EFR whereby EFR will acquire the Parent’s interest in the Company and WCU in exchange for 425,441,494 common shares of EFR. Immediately following the closing of the transaction, the Company is expected to become a wholly-owned subsidiary of EFR. Completion of the transaction is subject to a number of conditions and contingencies, and is anticipated to be closed by the end of June 2012.

FINANCIAL REPORT

30 JUNE 2011

WHITE CANYON URANIUM LIMITED
DIRECTORS REPORT

Your Directors submit the financial report of White Canyon Uranium Limited for the year ended 30 June 2011.

Directors

The names of persons who have held the position of Director of White Canyon Uranium Limited at any time during the financial year and up to the date of this report are:

Lewis Cross
Ron Hochstein (appointed 31 August 2011)
Frank Knezovic (appointed 31 August 2011)
Peter Batten (resigned 2 July 2010)
Richard Sciano (resigned 20 August 2010)
Melvin Swanson (resigned 1 September 2011)
Kelly Shumway (resigned 1 September 2011)
Gregory Burns (resigned 1 September 2011)
John Ramsey (resigned 1 September 2011)
Michael Bynum (resigned 1 September 2011)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activity of the company during the year has been exploration for uranium and the development of uranium mining activities.

Review of Operations

The consolidated operating loss after income tax amounted to $7,778,575 (2010: loss $2,629,247).

White Canyon Uranium Limited holds 100% of the advanced Thompson, Daneros, Geitus, Blue Jay and Marcy Look Projects in south-east Utah, comprising over 15,500 acres of mining claims and mineral leases. The projects contain historically defined high grade uranium deposits. First mining revenues were received during the year ended 30 June 2011.

Dividends Paid or Recommended

There have been no dividends declared or recommended and no distributions made to shareholders or other persons during the year.

Significant Changes in the State of Affairs

To fund the acquisition, exploration and development of the company’s projects the following capital raising activities were undertaken during the financial year:

(i)	On the 16 July 2010, the company signed a convertible note funding agreement for an amount of US$2,500,000;

(ii)	On 14 October 2010, the company finalised a Sales agency agreement with Denison Mines for the sale of uranium concentrate;

(iii)	On 31 December 2010, the company entered into a short term loan agreement for $750,000 with Denison Mines;

(iv)	On the 11 February 2011, the convertible note holder elected to convert the total notes held of US$2,500,000 into company shares at a rate of AUD10.75 cents per share.

On 23 February 2011, the company announced that it had received a takeover offer from Denison Mines for 100% of the issued capital in the company at a price of 24 cents cash per share. The takeover was completed in June 2011 and the company delisted from the ASX on 7 July 2011.

In the opinion of the Directors, there were no other significant changes in the state of affairs of the company that occurred during the financial year under review, not otherwise disclosed in these financial statements and the Director’s report.

WHITE CANYON URANIUM LIMITED
DIRECTORS REPORT

Events subsequent to the end of the reporting period

Effective 1 September 2011, the intercompany loan balances totaling US$30,388,871 between White Canyon (the “Company”) and its wholly owned subsidiary, Utah Energy Corporation were converted into a capital contribution by the Company to UEC. Subsequent to this conversion, the Company entered into a Share Exchange Agreement dated 1 September 2011 with Denison Mines Holdings Corp., a Delaware corporation, ("Denison"), whereby the Company will assign and transfer to the Company 100% of the issued and outstanding stock of Utah Energy Corporation, a Delaware corporation ("UEC"), in return for Denison issuing to White Canyon 4.7 shares of the Denison's voting common stock, $1.00 par value.

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or
(b)	the results of those operations in future financial years; or
(c)	the company’s state of affairs in future financial years.

Officer’s Indemnities and Insurance

For the year ended 30 June 2011, all directors and the specified executives of the consolidated group were insured by the Company. The insurance covers legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. The total amount of insurance contract premiums paid was $16,786.

Options

At the date of this report, there were no unissued ordinary shares of the company under option.

Option holders do not have any rights to participate in any issues of shares or other interests in the company or any other entity.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Future Developments, Prospects and Business Strategies

Further information on likely developments in the operations of the company has not been included in this report because at this stage the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental Regulation

White Canyon Uranium is committed to environmental care and aims to carry out its activities in an environmentally-responsible and scientifically-sound way. In performing exploration activities, some disturbance of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occurs. These activities have been managed in a way that reduces environmental impact to a practical minimum and rehabilitation of any land disturbance commences after exploration activity in an area has been completed.

White Canyon Uranium has complied with all statutory requirements involving protection of the environment as specified and enforced by the federal Bureau of Land Management and the State of Utah.

Legal Proceedings

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

WHITE CANYON URANIUM LIMITED
DIRECTORS REPORT

Auditor’s Independence Declaration and Non-Audit Services

RSM Bird Cameron Partners continues in office in accordance with section 327 of the Corporations Act 2001.

A copy of the auditor’s independence declaration as required by Section 307C of the Corporations Act 2001 is included with the financial statements.

Details of non-audit services provided by the company’s auditor are set out below. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 and APES 110 Code of Ethics for Professional Accountants. The nature and scope of each type of non-audit service provide means that auditor independence has not been compromised. RSM Bird Cameron Partners received the following amount for provision of non-audit service:

• Preparation of tax returns and other advisory $8,700 (2010: $4,885)

This report is signed in accordance with a resolution of the Board of Directors.

Lewis Cross
Director

Signed at Perth on 27th day of October 2011

RSM Bird Cameron Partners
8 St Georges Terrace Perth WA 6000
GPO Box R1253 Perth WA 6844
T +61 8 9261 9100 F +61 8 9261 9111
www.rsmi.com.au

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of the financial report of White Canyon Uranium Limited for the year ended 30 June 2011, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)	any applicable code of professional conduct in relation to the audit.

RSM BIRD CAMERON PARTNERS
Chartered Accountants

Perth, WA	TUTU PHONG
Dated: 27 October 2011	Partner

WHITE CANYON URANIUM LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR YEAR ENDED 30 JUNE 2011

	Note	2011	2010
		$	$

Revenue	2	12,411,760	114,741

Milling expense		(4,430,270)	-
Production expense		(7,426,260)	-
Royalty expense		(460,251)	-
Impairment expense		(2,487,156)	-
Director and employee benefits expense		(570,080)	(899,522)
Share based payment expense		(1,728,000)	(130,336)
Legal fees		(317,019)	(90,903)
Toronto listing sponsorship expense		-	(503,143)
Corporate and administration expenses		(2,771,299)	(1,120,084)

Loss before income tax	3	(7,778,575)	(2,629,247)
Income tax expense	4	-	-
Loss for the year		(7,778,575)	(2,629,247)

Other Comprehensive Income
Foreign currency translation		(6,647,453)	(1,791,145)
Income tax relating to components of other comprehensive income for the year		-	-
Other comprehensive income for the year		(6,647,453)	(1,791,145)

Total comprehensive income for the year		(14,426,028)	(4,420,392)

Loss attributable to:
Members of the parent entity		(7,778,575)	(2,629,247)

Total comprehensive income attributable to:
Members of the parent entity		(14,426,028)	(4,420,392)

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2011

	Note	2011	2010
		$	$
CURRENT ASSETS
Cash and cash equivalents	7	1,233,712	813,737
Trade and other receivables	8	149,459	16,539
Other assets	11	39,363	14,156
Inventory	9	3,850,361	4,404,264
TOTAL CURRENT ASSETS		5,272,895	5,248,696
NON-CURRENT ASSETS
Other assets	11	137,121	171,320
Plant and equipment	10	24,256	79,370
Deferred exploration and evaluation expenditure	12	8,204,903	10,172,026
Mine properties	13	11,424,932	18,172,817
TOTAL NON-CURRENT ASSETS		19,791,212	28,595,533
TOTAL ASSETS		25,064,107	33,844,229
CURRENT LIABILITIES
Trade and other payables	14	1,872,781	564,362
TOTAL CURRENT LIABILITIES		1,872,781	564,362
NON-CURRENT LIABILITIES
Provisions		75,539	-
TOTAL NON-CURRENT LIABILITIES		75,539	-
TOTAL LIABILITIES		1,948,320	564,362
NET ASSETS		23,115,787	33,279,867
EQUITY
Issued capital	15	37,673,112	35,139,164
Reserves	16	(2,872,867)	2,046,586
Accumulated losses		(11,684,458)	(3,905,883)
TOTAL EQUITY		23,115,787	33,279,867

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2011

			Foreign
	Issued	Accumulated	Currency	Option
	Capital	Losses	Translation	Reserve	Total
	$	$	$	$	$

Balance at 1 July 2009	30,662,559	(1,276,636)	3,031,198	836,199	33,253,320

Loss after income tax	-	(2,629,247)	-	-	(2,629,247)
Other comprehensive income:
Foreign currency translation	-	-	(1,791,145)	-	(1,791,145)
Total other comprehensive income for the year	-	(2,629,247)	(1,791,145)	-	(4,420,392)
Transactions with owners, directly in equity
Shares issued during the year	4,001,304	-	-	-	4,001,304
Capital raising costs	(324,641)	-	-	-	(324,641)
Share based payment expense	639,147	-	-	131,129	770,276
Options exercised	160,795	-	-	(160,795)	-
Balance at 30 June 2010	35,139,164	(3,905,883)	1,240,053	806,533	33,279,867

Balance at 1 July 2010	35,139,164	(3,905,883)	1,240,053	806,533	33,279,867

Loss after income tax	-	(7,778,575)	-	-	(7,778,575)
Other comprehensive income:
Foreign currency translation	-	-	(6,647,453)	-	(6,647,453)
Total other comprehensive income for the year	-	(7,778,575)	(6,647,453)	-	(14,426,028)
Transactions with owners, directly in equity
Shares issued during the year	2,533,948	-	-	-	2,533,948
Options exercised	-	-	-	-	-
Share based payment expense	-	-	-	1,728,000	1,728,000
Balance at 30 June 2011	37,673,112	(11,684,458)	(5,407,400)	2,534,533	23,115,787

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011	2010
		$	$
CASH FLOWS FROM OPERATING ACTIVITES
Payments to suppliers and employees		(8,200,897)	(4,540,039)
Payments for exploration and development expenditure		(6,206,309)	(2,741,199)
Interest received		128,640	72,046
Receipts from customers		12,312,701	41,095
Net cash used in operating activities	20	(1,965,865)	(7,168,097)
CASH FLOWS FROM INVESTING ACTIVITIES
Payments for exploration and evaluation assets		(166,644)	(61,382)
Purchase of plant and equipment		-	(36,837)
Payment of bonds		-	(171,320)
Net cash used in investing activities		(166,644)	(269,539)
CASH FLOWS FROM FINANCING ACTIVITES
Proceeds from issue of shares and options		-	4,001,304
Payments for costs of shares and options issued		-	(324,641)
Proceeds from borrowings		3,290,455	-
Repayment of borrowings		(737,971)	-
Net cash provided by financing activities		2,552,484	3,676,663
Net increase/(decrease) in cash held		419,975	(3,760,973)
Cash at beginning of financial year		813,737	4,574,710
Cash at end of financial year	7	1,233,712	813,737

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies

These financial statements cover White Canyon Uranium Limited and its controlled entities. White Canyon Uranium Limited is an unlisted public company, incorporated and domiciled in Australia.

Reporting Basis and Conventions

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporation Act 2001.

The financial report of the company complies with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

The financial statements have been prepared on an accruals basis and are based on historical costs unless otherwise stated in the notes. The material accounting policies that have been adopted in preparation of these statements are presented below.

These financial statements were authorised for issue by the Board on 21 May 2012.

(a)	Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of entities controlled by White Canyon Uranium Limited at the end of the reporting period. A controlled entity is any entity over which White Canyon Uranium Limited has the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities. Control will generally exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity. In assessing the power to govern, the existence and effect of holdings of actual and potential voting rights are also considered.

Where controlled entities have entered or left the consolidated entity during the year, the financial performance of those entities are included only for the period of the year that they were controlled.

In preparing the consolidated financial statements, all inter-group balances and transactions between entities in the consolidated entity have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the parent entity.

Non-controlling interests, being the equity in a subsidiary not attributable, directly or indirectly, to a parent, are shown separately within the equity section of the consolidated statement of financial position and statement of comprehensive income. The non-controlling interests in the net assets comprise their interests at the date of the original business combination and their share of changes in equity since that date.

(b)	Income Tax

The income tax expense (revenue) for the year comprises current income tax expense (income) and deferred tax expense (income).

Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the end of the reporting period. Current tax liabilities (assets) are therefore measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well unused tax losses.

Current and deferred income tax expense (income) is charged or credited directly to equity instead of the profit or loss when the tax relates to items that are credited or charged directly to equity.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates enacted or substantively enacted at the end of the reporting period. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

(c)	Plant and Equipment

Each class of plant and equipment is carried at cost of fair value, less, where applicable, any accumulated depreciation and impairment losses. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets is depreciated on the reducing balance method over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Furniture and Fixtures	15%
Plant and Equipment	15% - 33.3%
Leasehold Improvements	12%

The asset’s residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of comprehensive income.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

(d)	Exploration and Development Expenditure

Exploration and evaluation incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest or sale of that area of interest, or exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active or significant operations in, or in relation to, the area of interest are continuing.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward cots in relation to the area of interest.

(e)	Impairment of Assets

At the end of each reporting period, the directors review the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any asset’s carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(f)	Inventories

Inventories are valued at the lower of cost and net realisable value.

Cost comprises direct material, labour and expenditure in getting such inventories to their existing location and condition, based on weighted average costs incurred during the period in which such inventories were produced.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(g)	Mine Properties

Mine properties represent the accumulation of all acquisition, exploration, evaluation and development expenditure incurred by or on behalf of the company in relation to areas of interest in which mining of mineral resource has commenced. When further development expenditure, is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are established, otherwise such expenditure is classified as part of the cost of production.

Amortisation is provided on the units-of-production method, with separate calculations being made for each mineral resource. Estimated future capital costs to be incurred in accessing the reserves and measured resources are taken into account in determining amortisation charges. The units-of-production method results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Should the carrying value of the expenditure not yet amortised exceed its estimated recoverable amount in any year, the excess is written off to the statement of comprehensive income.

(h)	Rehabilitation costs

Long-term environmental obligations are based on the company’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Increases due to additional environmental disturbances, relating to the development of an asset, are capitalised and amortised over the remaining lives of the area of interest.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by potential proceeds from the sale of assets.

(i)	Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(j)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the entities in the consolidated entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are present in Australian dollars which is the parent entity’s functional and presentation currency.

Transactions and Balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised directly in the statement of comprehensive income except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of comprehensive income.

(j)	Foreign Currency Transactions and Balances (Cont.)

Group companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

  income and expenses are translated at average exchange rates for the period; and

  retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the foreign currency translation reserve in the statement of comprehensive income. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

(k)	Employee Entitlements

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees services provided to reporting date, calculated at the undiscounted amounts based on remuneration wage and salary rates that the company expects to pay as at reporting date including related on-costs.

Provision is made for the company’s liabilities for employee’s annual leave benefits arising from service rendered by employees to balance date.

Equity-settled compensation

The company operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to an equity account. The fair value of shares is ascertained as the market bid price. The fair value of options is ascertained using a valuation model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting date such that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

(l)	Cash and Equivalents

Cash and equivalents include cash on hand, deposits held at call with banks and other short term highly liquid investments. For the purpose of the statement of cash flows, cash includes deposits at call, which are readily convertible to cash on hand and subject to an insignificant risk of changes in value.

(m)	Revenue

Sales of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably.

Interest

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST)

(n)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from, or payable to, the ATO, is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(o)	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

Critical Accounting Estimates and Judgements

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the company.

The areas that may have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Exploration and evaluation expenditure

The board of directors determines when an area of interest should be abandoned. When a decision is made that an area of interest is not commercially viable, all costs that have been capitalised in respect of that area of interest are written off. The Directors’ decision is made after considering the likelihood of finding commercially viable reserves.

No areas of interest have been abandoned at the date of this report.

Determination of mineral resources and ore reserves

The company estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the ‘JORC code’). The information on mineral resources and ore reserves were prepared by or under the supervision of Competent Persons as defined in the JORC code. The amounts presented are based on the mineral resources and ore reserves determined under the JORC code.

There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in the reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Impairment of capitalised mine development expenditure

The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

Environmental Issues

Balances disclosed in the financial statements and notes thereto are not adjusted for any pending or enacted environmental legislation, and the directors understanding thereof. At the current stage of the company’s development and its current environmental impact the directors believe such treatment is reasonable and appropriate.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$	$
Note 2: Revenue and Other Income

Sales revenue	12,283,120	42,695

Other revenue
Interest received	128,640	72,046

	12,411,760	114,741
Note 3: Loss for the year

The loss before income tax includes the following:

Rental expenses on operating leases	67,483	79,130
Share registry, promotion and investor relations	185,968	91,494
Travel and accommodation	67,262	107,497
Depreciation	16,870	30,476

Note 4: Auditors’ Remuneration
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial report	43,500	52,000
- tax compliance services	8,700	4,885
	52,200	56,885
Note 5: Cash and Cash Equivalents
Cash at bank and in hand	1,233,712	813,737
Short-term bank deposits	-	-
	1,233,712	813,737
Note 6: Trade and Other Receivables
GST receivable	149,459	16,539
	149,459	16,539
Note 7: Inventory
Ore - at cost	6,194,257	4,404,264
Impairment	(2,343,896)	-
	3,850,361	4,404,264
Note 8: Plant and Equipment
Plant and equipment
At cost	81,504	116,519
Foreign currency adjustment	(16,484)	-
Accumulated depreciation	(40,764)	(37,149)
	24,256	79,370

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$	$
Note 9: Other Assets
CURRENT
Prepayments	39,363	14,156
NON-CURRENT
Reclamation bonds	137,121	171,320

Note 10: Deferred Exploration and Evaluation Expenditure
Cost brought forward	10,172,026	28,856,548
Expenditure incurred during year	380,937	141,107
Foreign currency translation adjustment	(2,348,060)	(1,742,849)
Transfer to mine properties	-	(17,082,780)
Cost carried forward	8,204,903	10,172,026

Note 11: Mine Properties

	16,307,684	20,020,968
Mine development expenditure	(4,882,752)	(1,848,151)
Accumulated amortisation	11,424,932	18,172,817

Cost brought forward	18,172,817	-
Transfer from deferred exploration and evaluation expenditure	-	17,082,780
Foreign currency translation adjustment	(3,878,668)	-
Additions	165,384	2,938,188
Amortisation capitalised under inventory	(3,034,601)	(1,848,151)

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$	$

Note 12: Parent Entity Disclosures

Statement of Financial Position
Assets
Current assets	283,346	788,443
Non-current assets	28,297,805	33,751,382
Total assets	28,581,151	34,539,825

Liabilities
Current liabilities	1,456,644	134,154
Non-current liabilities	-	-
Total liabilities	1,456,644	134,154

Equity
Issued capital	37,673,112	35,139,164
Reserves:
Option reserve	2,534,534	806,533
Foreign currency translation reserve	(5,947,733)	1,197,493
Accumulated losses	(7,135,406)	(2,737,519)
Total Equity	27,124,507	34,405,671

Statement of Comprehensive Income
Loss for the year	(4,397,887)	(2,053,123)
Other comprehensive income	(7,145,226)	(1,808,546)
Total comprehensive income	(11,543,113)	(3,861,669)

(a) Contingent liabilities of the parent entity

The parent entity has no contingent liabilities as at 30 June 2011 (30 June 2010: NIL).

(b) Commitments for expenditure

The parent entity has no capital expenditure commitments as at 30 June 2011 (30 June 2010: NIL).

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$	$

Note 13: Trade and Other Payables

CURRENT
Trade payables and accruals	1,872,781	564,362

Note 14: Issued Capital
230,679,770 (2010: 207,096,144) fully paid ordinary shares	37,673,112	35,139,164

Trade creditors are expected to be paid on 30 day terms.

	2011	2010
(a) Ordinary Shares	No.	No.

At the beginning of reporting period	207,096,144	187,941,631
- 14 August 2009 : Exercise of options	-	216
- 4 January 2010 : Exercise of options	-	260,125
- 15 January 2010 : Exercise of options	-	1,453,061
- 22 January 2010 : Exercise of options	-	942,315
- 28 January 2010 : Exercise of options	-	2,280,920
- 12 February 2010 : Exercise of options	-	11,068,579
- 18 February 2010 : Share based payment	-	2,349,273
- 11 May 2010 : Share based payment	-	800,024
- 23 February 2011 : Issued from conversion of convertible note	23,583,626	-

At reporting date	230,679,770	207,096,144

At shareholders meetings each ordinary share is entitled to one vote. The company does not have authorised share capital and there is no par value for shares.

Note 15: Reserves

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

The options reserve records amounts received when the company issues options or records items recognised as expenses on the valuation of employee share options where relevant.

Note 16: Controlled Entities

Ultimate Parent Entity:
White Canyon Uranium Limited

	Country of	Class of
Subsidiaries	incorporation	shares	Ownership Interest
			2011	2010

Utah Energy Corporation	USA	Ordinary	100%	100%

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Note 17: Contingent Liabilities and Contingent Assets

Contingent Liabilities

There were no known contingent liabilities at reporting date.

Contingent Assets

There were no known contingent assets at reporting date.

	2011	2010
	$	$

Note 18: Cash Flow Information

(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax

Loss after income tax	(7,778,575)	(2,629,247)
Non-cash flows
Impairment expense	2,343,896	-
Profit on sale of investments	-	(1,600)
Foreign currency movements	(21,798)	(1,212)
Share based payments	1,728,000	635,487
Depreciation	16,870	30,476
Changes in assets and liabilities:
Inventories	553,903	(2,449,560)
- Receivables	(132,920)	(41,643)
- Prepayments	(25,207)	30,260
- Other	(34,199)	(21,596)
- Trade payables and accruals	1,384,165	21,737
- Exploration expenditure capitalised	-	(2,741,199)

Cash flow used in operating activities	(1,965,865)	(7,168,097)

Note 19: Commitments for Expenditure

Exploration Expenditure

With respect to the tenements in United States, the company is committed to meet the annual tenement rental commitments of US$73,306 payable to the U.S. Department of the Interior Bureau of Land Management and the Utah Trust Lands Administration.

WHITE CANYON URANIUM LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011

Note 20: Company Details

The registered office is:

Suite 101, 48 Outram Street, West Perth, WA, 6005

The principal places of business are:

  Suite 101, 48 Outram Street, West Perth, WA, 6005
  1300 S Highway 191, Moab, Utah, USA, 84532

Note 21: Events After the Reporting Date

Effective 1 September 2011, the intercompany loan balances totaling US$30,388,871 between White Canyon (the “Company”) and its wholly owned subsidiary, Utah Energy Corporation were converted into a capital contribution by the Company to UEC. Subsequent to this conversion, the Company entered into a Share Exchange Agreement dated 1 September 2011 with Denison Mines Holdings Corp., a Delaware corporation, ("Denison"), whereby the Company will assign and transfer to the Company 100% of the issued and outstanding stock of Utah Energy Corporation, a Delaware corporation ("UEC"), in return for Denison issuing to White Canyon 4.7 shares of the Denison's voting common stock, $1.00 par value.

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

(d) the company’s operations in future financial years, or
(e) the results of those operations in future financial years; or
(f) the company’s state of affairs in future financial years.

Note 22: New Accounting Standards for Application in future periods

Reference	Title	Summary	Application date (financial years beginning)	Expected Impact
AASB 9	Financial Instruments	Replaces the requirements of AASB 139 for the classification and measurement of financial assets. This is the result of the first part of Phase 1 of the IASB’s project to replace IAS 39.	1 January 2013	No expected material impact on the Company
AASB 124	Related Party Disclosures	Revised standard. The definition of a related party is simplified to clarify its intended meaning and eliminate inconsistencies from the application of the definition	1 January 2011	Disclosure only

WHITE CANYON URANIUM LIMITED
DIRECTORS' DECLARATION

The directors have determined that the consolidated entity is not a reporting entity and that this special purpose financial report should be prepared in accordance with the accounting policies described in Note 1 to the financial statements.

The directors of the company declare that:

a) The financial statements and notes are in accordance with the Corporations Act 2001, and:

   i) gives a true and fair view of the consolidated entity's financial position as at 30 June 2011 and of its performance for the year ended on that date in accordance with the accounting policies described in Note 1 to the financial statements, and

   ii) c omply with Australian Accounting Standards to the extent described in Note 1 to the financial statements.

b) In the directors opinion there are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Lew Cross
Director

Dated this 27th day of October 2011

RSM Bird Cameron Partners
Chartered Accountants

RSM Bird Cameron Partners
8 St George's Terrace
Perth WA 6000
T +61 8 92619100 F +61 8 92619101
www.rsmi.com.au

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF WHITE CANYON URANIUM LIMITED

We have audited the accompanying financial report, being a special purpose financial report, of White Canyon Uranium Limited, which comprises the consolidated statement of financial position as at 30 June 2011 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report and have determined that the basis of preparation described in Note 1 to the financial report is appropriate to meet the requirements of the *Corporations Act 2001* and is appropriate to meet the needs of the members.

The directors' responsibility also includes such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

Liability limited by a scheme approved under Professional Standards Legislation

Major Offices in: Perth, Sydney, Melbourne, Adelaide and Canberra
ABN 36 965 185 036

RSM Bird Cameron Partners is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms. RSM International is the name given to a network of independent accounting and consulting firms each of which practises in its own right. RSM International does not exist in any jurisdiction as a separate legal entity.

Certified System Quality ISO 9001

RSM Bird Cameron Partners
Chartered Accountants

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of White Canyon Uranium Limited, would be in the same terms if given to the directors as at the time of this auditor's report.

Auditor's Opinion

In our opinion the financial report of White Canyon Uranium Limited is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(b) complying with Australian Accounting Standards to the extent described in Note 1 and the *Corporations Regulations 2001*.

Basis of Accounting

Without modifying our opinion, we draw attention to Note 1 to the financial report, which describes the basis of accounting. The financial report has been prepared for the purpose of fulfilling the directors' financial reporting responsibilities under the *Corporations Act 2001*. As a result, the financial report may not be suitable for another purpose.

RSM Bird Cameron Partners
RSM BIRD CAMERON PARTNERS
Chartered Accountants

TUTU PHONG
Partner

Perth WA
Dated: 27 October 2011

Pro Forma
Condensed Consolidated Financial Statements
(Unaudited)

Expressed in U.S. Dollars
For the Six Months Ended March 31, 2012 and
the Year Ended September 30, 2011

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Financial Position
As at March 31,
2012 (Unaudited)
(Expressed in US dollars)

						Pro Forma
	Energy Fuels Inc.	DMHC			Pro Forma	Consolidated
	March 31, 2012	March 31, 2012	Note		Adjustments	Energy Fuels Inc.
ASSETS
Current assets
Cash and cash equivalents	$2,135,158	$281,570	4	(b)	$(1,292,828)	$1,123,900
Accounts receivable	776,169	16,494,220			-	17,270,389
Marketable securities	3,102,793	-			-	3,102,793
Deferred Denison Mines transaction costs	35,552	-	4	(b)	(35,552)
Raw materials inventories	-	20,862,910			-	20,862,910
Concentrate inventories	-	12,300,540	4	(m)	558,000	12,858,540
Prepaid expenses and other assets	122,773	856,495			-	979,268
	6,172,445	50,795,735			(770,380)	56,197,800
Non-current
Investments	-	50,200			-	50,200
Property, plant and equipment	13,461,805	39,199,424			-	52,661,229
Mineral properties	-	43,051,430			-	43,051,430
Exploration and evaluation costs	56,669,536	-			-	56,669,536
Restricted cash	4,582,987	24,668,620			-	29,251,607
Long-term receivables	-	9,616,302	4	(e)	(9,616,302)
	$80,886,773	$167,381,711			$(10,386,682)	$237,881,802
LIABILITIES & SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,576,090	$6,613,373	4	(e)	(1,061,786)	8,127,677
Due to related parties	1,017,861	-			-	1,017,861
Current portion of decommissioning liability	58,771	-			-	58,771
Current portion of deferred revenue	-	1,150,275			-	1,150,275
Current portion of debt obligations	1,308,145	124,624,560	4	(e)	(124,624,560)	1,308,145
	4,960,867	132,388,208			(125,686,346)	11,662,729
Non-current
Long-term decommissioning liability	1,660,918	7,237,861			-	8,898,779
Long-term portion of debt obligations	622,261	-			-	622,261
Other liabilities	-	2,034,538	4	(e)	(1,934,945)	99,593
	7,244,046	141,660,607			(127,621,291)	21,283,362
SHAREHOLDERS' EQUITY
Capital stock	92,046,632	189,164,457	4	(c)	79,322,174	172,350,106
			4	(b)	981,300
			4	(d)	(189,164,457)
Preferred stock	-	2,000,000	4	(n)	(2,000,000)
Contributed surplus	15,683,307	-			-	15,683,307

Share purchase warrants	4,836,119	-			-	4,836,119

Accumulated deficit	(37,579,106)	(165,493,553)	4	(f)	165,493,553	25,073,133
			4	(b)	(2,309,680)
			4	(a)	64,961,919
Accumulated other comprehensive income (loss)	(1,344,225)	50,200	4	(g)	(50,200)	(1,344,225)
	73,642,727	25,721,104			117,234,609	216,598,440
	$80,886,773	$167,381,711			$(10,386,682)	$237,881,802

See notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. Dollars)

	Energy Fuels Inc.	Titan Uranium	DMHC
	Year Ended	Inc.	Year Ended			Pro Forma
	September 30,	Year Ended	December 31,		Pro Forma	Consolidated
	2011	August 31, 2011	2011	Note	Adjustments	Energy Fuels Inc
REVENUES	$-	$-	$71,003,000		$-	$71,003,000

EXPENSES
Operating expenses	-	-	(76,923,000)		-	(76,923,000)
General & administrative	(3,583,935)	(2,722,378)	(5,253,000)		-	(11,559,313)
Goodwill impairment	-	-	(32,625,261)	4(h)	32,625,261	-
Impairment of property, plant & equipment	-	(15,301,101)	(44,079,000)	4(i)	44,079,000	(15,301,101)
	(3,583,935)	(18,023,479)	(158,880,261)		76,704,261	(103,783,414)
OTHER
Finance income	11,492	46,528	614,000 4	(k)	(14,356)	657,664
Finance expense	(396)	-	(2,350,000)	4(l)	1,819,494	(530,902)
Other income	5,567	455,006	912,000 4	(j)	(242,647)	1,129,926
Income tax expense:
Current	-	-	(26,000)		-	(26,000)
Deferred	-	1,496,132	(565,000)		-	931,132
NET LOSS FOR THE YEAR	(3,567,272)	(16,025,813)	(89,292,261)		78,266,752	(30,618,594)
Foreign currency translation reserve	(1,251,438)	-	-		-	(1,251,438)
Unrealized derivative liability loss	-	(1,332,520)	-		-	(1,332,520)
Unrealized loss on investments	-	(1,080,362)	(154,000)		-	(1,234,362)
COMPREHENSIVE LOSS FOR THE YEAR	$(4,818,710)	$ (18,438,695)	$(89,446,261)		$78,266,752	$(34,436,914)

LOSS PER COMMON SHARE
- BASIC AND DILUTED	$(0.03)					$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)	111,376,261					631,140,440

See notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Comprehensive Loss
For the Six Months Ended March 31, 2012
(Unaudited)
(Expressed in U.S. Dollars)

	Energy Fuels Inc.	Titan Uranium Inc.	DMHC			Pro Forma
	Six Months Ended	Six Months Ended	Six Months Ended		Pro Forma	Consolidated
	March 31, 2012	February 29, 2012	March 31, 2012	Note	Adjustments	Energy Fuels Inc.
REVENUES	$-	$-	$54,327,827		$-	$54,327,827

EXPENSES
Operating expenses	-	-	(52,684,189)		-	(52,684,189)
General & administrative	(3,296,628)	(1,444,738)	(3,129,833)		-	(7,871,199)
Goodwill impairment	-	-	(32,625,261)	4(h)	32,625,261	-
Impairment of property, plant & equipment	-	(973,980)	(44,079,000)	4(i)	44,079,000	(973,980)
	(3,296,628)	(2,418,718)	(132,518,283)		76,704,261	(61,529,368)
OTHER
Finance income	7,246	3,447	329,567	4(k)	(14,356)	325,904
Finance expense	(38,510)	-	(1,269,614)	4(l)	1,061,786	(246,338)
Other income (expense)	323,831	531,134	(430,347)	4(j)	(242,647)	181,971
Income tax expense	-	-	(25,221)		-	(25,221)
NET LOSS FOR THE PERIOD	(3,004,061)	(1,884,137)	(79,586,071)		77,509,044	(6,965,225)
Unrealized loss on marketable securities	(343,386)	-	(1,300)		-	(344,686)
Unrealized derivative liability gain	-	112,782	-		-	112,782
Foreign currency translation reserve	250,599	23,257	-		-	273,856
COMPREHENSIVE LOSS FOR THE PERIOD	$(3,096,848)	$(1,748,098)	$(79,587,371)		$77,509,044	$(6,923,273)

LOSS PER COMMON SHARE
- BASIC AND DILUTED	$(0.02)					$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)	123,999,665					643,088,873

See notes to the pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. dollars)

1.	BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the transaction (the “Acquisition”) whereby Energy Fuels Inc. (“Energy Fuels” or “EFI” or the “Company”) acquired the shares and certain inter-company indebtedness of Denison Mines Holding Corp. (“DMHC”) and White Canyon Uranium Limited (“White Canyon”), and will continue operations under Energy Fuels.

These unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 4 to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2012 gives effect to the Acquisition by EFI as if it had occurred as at March 31, 2012. The unaudited pro forma condensed consolidated statement of comprehensive loss for the twelve month period ended September 30, 2011 and for the six month period ended March 31, 2012 give effect to the Acquisition as if it had occurred as at October 1, 2010. These unaudited pro forma condensed consolidated statements of comprehensive loss also give effect to the acquisition of Titan Uranium Inc. (“Titan”) by Energy Fuels as if the acquisition of Titan occurred on October 1, 2010.

White Canyon’s net assets and comprehensive loss have been excluded from these pro forma financial statements. White Canyon’s primary asset is its investment in DMHC and its remaining net assets are immaterial.

These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized after consummation of the Acquisition have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for DMHC are based on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive loss, the following historical information, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, was used:

a.

Pro forma statement of financial position as at March 31, 2012 combines the unaudited condensed consolidated statement of financial position of EFI as at March 31, 2012 and the unaudited condensed consolidated statement of financial position of DMHC as at March 31, 2012.

b.

Pro forma statement of comprehensive loss for the year ended September 30, 2011 combines the unaudited condensed consolidated statement of comprehensive loss of EFI for the year ended September 30, 2011 (as disclosed in the Company’s December 31, 2011 financial report), the unaudited condensed consolidated statement of comprehensive loss for Titan for the year ended August 31, 2011 (as disclosed in Titan’s November 30, 2011 financial report, which was translated to the U.S. dollar for the period shown using the average exchange rate of 1.0109) and the audited condensed consolidated statement of comprehensive loss of DMHC for the year ended December 31, 2011.

ENERGY FUELS INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. dollars)

1.	BASIS OF PRESENTATION (continued)

c.

Pro forma statement of comprehensive loss for the six months ended March 31, 2012 combines the unaudited condensed consolidated statement of comprehensive loss for the six months ended March 31, 2012 of EFI, the unaudited condensed consolidated statement of comprehensive loss for the period beginning on September 1, 2011 and ending on February 28, 2012 of Titan (the construction was based on Titan’s unaudited condensed consolidated statement of comprehensive loss for the three-month period ended November 30, 2011 and Titan’s internal unaudited condensed consolidated statement of comprehensive loss from the period beginning on December 1, 2011 and ending on February 28, 2012, which was translated to the U.S. dollar for the period shown using the average exchange rate of 1.0055) and the constructed pro forma statement of condensed comprehensive loss of DMHC for the six months ended March 31, 2012 (the construction was based on DMHC’s internal unaudited condensed consolidated statement of comprehensive loss for the three-month period ended December 31, 2011 and the unaudited condensed consolidated statement of comprehensive income for the three months ended March 31, 2012)

The comprehensive loss of DMHC for the three months ended December 31, 2011 has been included in both the pro forma statement of comprehensive loss for the year ended December 31, 2011 and in the six months ended March 31, 2012, respectively.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive loss should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of DMHC’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s consolidated financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are consistent with those set out in EFI’s unaudited condensed consolidated financial statements as at December 31, 2011. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of EFI to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, to which none were identified. DMHC’s policy with respect to exploration expenditures is to expense these costs as incurred; this difference in accounting policy is not considered to be material by EFI. Accounting differences may be identified after consummation of the proposed Acquisition.

3.	ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LIMITED

On May 23, 2012 the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement to complete a transaction whereby EFI agreed to acquire from Denison, by way of Plan of Arrangement (the “Arrangement”) all of the outstanding shares of DMHC and White Canyon held by Denison, and all of the inter- company indebtedness of DMHC, White Canyon and their subsidiaries (collectively, the “Denison US Mining Group”) to Denison and its affiliates (other than members of the Denison US Mining Group). Upon completion of the Arrangement, Denison’s shareholders in aggregate owned approximately 63% of the issued and outstanding common shares of EFI.

The shareholders of EFI and the shareholders of Denison approved the Arrangement at their respective Special Meetings held on June 25, 2012. The Arrangement has been approved by the Toronto Stock Exchange and was approved by the Superior Court of Justice (Ontario) on June 27, 2012. The Arrangement was completed on June 29, 2012.

ENERGY FUELS INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. dollars)

3.	ACQUISITION OF DENISON MINES HOLDING CORP. AND WHITE CANYON URANIUM LTD. (continued)

The cost of the Acquisition included the fair value of the issuance of 425,440,872 EFI common shares at C$0.19, for a total purchase price of $79,322,174.

The value of the Energy Fuels shares issued was calculated using the share price of the Company’s shares on the date the Acquisition closed.

The estimated cost of the transaction is $2,309,680, which included the issuance of 4,373,917 common shares to Dundee Securities Ltd., valued at $981,300 in partial satisfaction of the advisory fee.

The Acquisition was accounted for as a business combination under IFRS. The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets and the liabilities to be acquired. Moreover, this preliminary fair value is supported by an earlier fairness opinion provided to EFI. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification of intangible assets, if any, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma consolidated statements. EFI will complete a full and detailed valuation of the DMHC assets. Therefore, it is likely that the fair values of assets and liabilities acquired, including mineral properties and property, plant & equipment, will vary from those shown below and the differences may be material.

The preliminary allocation of fair value assumed in these unaudited pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

		Fair Value
	Book Value	Adjustments	Fair Value
Purchase price
Issuance of 425,440,872 common shares of EFI			$79,322,174

Fair value of assets and liabilities acquired
Cash and cash equivalents	$281,570 $	-	$281,570
Accounts receivable	16,494,220	-	16,494,220
Raw material inventories	20,862,910	-	20,862,910
Concentrate inventories	12,300,540	558,000	12,858,540
Prepaid expenses and other assets	856,495	-	856,495
Investments	50,200	-	50,200
Property, plant and equipment	39,199,424	-	39,199,424
Mineral properties	43,051,430	-	43,051,430
Restricted cash	24,668,620	-	24,668,620
Accounts payable and accrued liabilities (1)	(5,551,587)	-	(5,551,587)
Deferred revenue	(1,150,275)	-	(1,150,275)
Decommissioning liabilities	(7,237,861)	-	(7,237,861)
Other liabilities (1)	(99,593)	-	(99,593)
Gain on bargain purchase	-	(64,961,919)	(64,961,919)
	$143,726,093	$(64,403,919)	$79,322,174

(1) The book value reported has been adjusted to exclude intercompany accounts.

ENERGY FUELS INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. dollars)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following adjustments to give effect to the acquisition as describe in Note 3 as if the transaction had occurred on October 1, 2010:

a.

An adjustment of $64,961,919 to reflect the excess of the fair value of the assets acquired by EFI over the consideration transferred, which has been recognized as a gain on bargain purchase. The bargain purchase resulted from the share price used in calculating the purchase price decreasing without a subsequent change in the underlying fair value of the DMHC assets and liabilities;

b.

An adjustment of $2,309,680 to reflect EFI’s estimated costs and expenses of the transaction. EFI’s transaction costs are comprised of previously deferred costs of $35,552, additional cash costs of $1,292,828 and by the issuance of 4,373,917 EFI common shares having an aggregate market price of $981,300 valued based on the five-day volume weighted average price of the Company’s shares for the five days ended June 28, 2012.

c.	An adjustment of $79,322,174 to reflect the issuance of 425,440,872 common shares of EFI for the common shares of DMHC and White Canyon;

d.	An adjustment of $189,164,457 to eliminate the historical capital stock account of DMHC;

e.	An adjustment to eliminate acquired intercompany balances;

f.	An adjustment of $165,493,553 to eliminate DMHC’s accumulated deficit;

g.	An adjustment of $50,200 to eliminate DMHC’s accumulated other comprehensive income;

h.	An adjustment of $32,625,261 to eliminate DMHC’s goodwill impairment related to its proposed transaction with EFI;

i.	An adjustment of $44,079,000 to eliminate DMHC’s impairment of U.S. mining assets related to its proposed transaction with EFI;

j.	An adjustment of $242,647 to eliminate DMHC’s intercompany-related consulting income related to Denison’s Mongolia projects;

k.	An adjustment of $14,356 to eliminate DMHC’s intercompany-related interest income related to Denison’s Mongolia projects;

l.	An adjustment to eliminate DMHC’s intercompany-related interest expense;

m.	An adjustment of $558,000 to reflect the increase in the fair value of uranium concentrates; and

n.	An adjustment of $2,000,000 to eliminate the historical preferred stock account of DMHC.

ENERGY FUELS INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011
(Unaudited)
(Expressed in U.S. dollars)

5.	PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Six Months Ended	Year Ended
	March 31, 2012	September 30, 2011
Weighted average shares outstanding of EFI (excluding Titan)	123,999,665	111,376,261
Shares issued to acquire Titan	89,063,997	89,063,997
Shares issued to settle Titan transaction costs	1,256,489	1,256,489
Shares issued to acquire DMHC	425,440,872	425,440,872
Shares issued to settle transaction costs	4,373,917	4,373,917
Treasury shares	(1,046,067)	(371,096)
Pro forma weighted average shares of EFI (1)	643,088,873	631,140,440

(1)	The pro forma weighted average shares of EFI does not reflect the consolidation of EFI shares on a 10-for-1 basis which is expected to occur subsequent to the Acquisition.

6.	PRO FORMA SHARE CAPITAL

	Number of
	Shares	$
Energy Fuels shares outstanding - September 30, 2011	123,999,665	59,488,437
Shares issued to acquire Titan	89,063,997	32,498,519
Shares issued to settle Titan transaction costs	1,256,489	430,772
Shares issued to acquire DMHC	425,440,872	79,322,174
Shares issued to settle transaction costs	4,373,917	981,300
Treasury shares	(1,046,067)	(371,096)
Pro forma common shares - March 31, 2012	643,088,873	172,350,106